                                                                    Exhibit 99.3



[DISPOSAL OF 2% TREASURY SHARES THROUGH CB ISSUANCE]

On May 21, SK Telecom BOD has decided to issue Convertible Bonds(CBs) using 2% treasury shares as underlying assets.

The CBs are zero coupon bonds with 1.25% of yield to maturity and the date of maturity is May 27, 2009. The total face value of the bonds is USD 329,450,000. The number of common shares to be converted is 1,645,000 and the conversion price is 235,625. The CB holders can start exercising their conversion rights from 40 days after the issuance and no later than 10 business day before the bond maturity date.

The CB Issuance is to keep our promise on the disposal of treasury shares based on our shareholder return policy. Utilizing the proceeds from the CB issuance, we will try to execute a share buyback and cancellation by the year end. In case this plan cannot be implemented, we will return the amount to shareholders as cash dividend.

The details on the CB are as follows:

--------------------------------------------------------------------------------
     CATEGORIES                    NOTE
================================================================================
     FORM                          ZERO COUPON CONVERTIBLE NOTES
--------------------------------------------------------------------------------
     TOTAL FACE VALUE              USD 329,450,000
--------------------------------------------------------------------------------
     SUBSCRIPTION DATE             MAY 21, 2004
--------------------------------------------------------------------------------
     MATURITY DATE                 MAY 27, 2009 (5 YEAR)
--------------------------------------------------------------------------------
     UNDERLYING ASSET              SKT TREASURY SHARES
--------------------------------------------------------------------------------
     CONVERSION PRICE              KRW 235,625 (25% PREMIUM)
--------------------------------------------------------------------------------
     YIELD TO MATURITY             1.25%
--------------------------------------------------------------------------------
     LISTING VENUE                 SINGAPORE
--------------------------------------------------------------------------------